Exhibit (a)(5)(v)

Press release Stockholm, Sweden, 26 June, 2023

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION. THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER OF OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION.

Sobi completes acquisition of CTI BioPharma Corp.

Swedish Orphan Biovitrum AB (publ) (Sobi®) (STO:SOBI) and CTI BioPharma Corp. (NASDAQ:CTIC) (CTI) announced today the completion of the acquisition of CTI by Sobi through its indirect wholly owned subsidiary Cleopatra Acquisition Corp. (Cleopatra).

Following the completion of Sobi’s successful tender offer to purchase all outstanding shares of common stock of CTI for USD 9.10 per share in cash, net to the seller thereof in cash, without interest and subject to any applicable withholding taxes, Sobi acquired all remaining shares of common stock of CTI through a merger pursuant to Section 251(h) of the General Corporation Law of the State of Delaware. As a result of the transaction, CTI has become an indirect wholly owned subsidiary of Sobi, and the common stock of CTI will cease to be traded on the NASDAQ Stock Market.

At the effective time of the merger, and subject to any perfected appraisal rights, all of the remaining shares of common stock of CTI not purchased in the tender offer were converted into the right to receive the same USD 9.10 per share, net to the seller thereof in cash, without interest and subject to any applicable withholding taxes. The transaction is valued at up to USD 1.7 billion (approximately SEK 17.1 billion) on a fully diluted basis.

Forward-looking statements

This press release may contain forward-looking statements by Sobi that involve risks and uncertainties and reflect Sobi’s judgment as of the date of this press release. These forward-looking statements generally are identified by words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Actual events or results may differ from Sobi’s expectations due to risks and uncertainties inherent in Sobi’s business, including, without limitation: litigation relating to the transaction; risks that the transaction disrupts the current plans and operations of Sobi or CTI; the ability of CTI to retain key personnel; competitive responses to the transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to business relationships resulting from the announcement of the transaction; Sobi’s ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating CTI with its existing businesses; legislative, regulatory and economic developments; and other risks described in Sobi’s prior press releases. These forward-looking statements are made only as of the date hereof and Sobi disclaims any intent or obligation to update these forward looking statements after the date hereof, except as required by law.

Swedish Orphan Biovitrum AB (publ) SE-112 76 Stockholm, Sweden Visiting address: Tomtebodavägen 23A, Solna, Sweden +46 8 697 20 00 | info@sobi.com | sobi.com	1 | 2

Press release Stockholm, Sweden, 26 June, 2023

About CTI BioPharma Corp.

CTI is a commercial biopharmaceutical company focused on the development and commercialization of novel targeted therapies for blood-related cancers that offer a unique benefit to patients and their healthcare providers. CTI has one FDA-approved product, VONJO® (pacritinib), a JAK2, ACVR1, and IRAK1 inhibitor, that spares JAK1. CTI is based in Seattle, USA, and has approximately 144 employees. In 2022, CTIs revenue amounted to USD 53.9 million. For more information, please visit www.ctibiopharma.com.

Sobi

Sobi® is a specialised international biopharmaceutical company transforming the lives of people with rare and debilitating diseases. Providing reliable access to innovative medicines in the areas of haematology, immunology and specialty care, Sobi has approximately 1,600 employees across Europe, North America, the Middle East, Asia and Australia. In 2022, revenue amounted to SEK 18.8 billion. Sobi’s share (STO:SOBI) is listed on Nasdaq Stockholm. More about Sobi at sobi.com, LinkedIn and YouTube.

Contacts

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Swedish Orphan Biovitrum AB (publ) SE-112 76 Stockholm, Sweden Visiting address: Tomtebodavägen 23A, Solna, Sweden +46 8 697 20 00 | info@sobi.com | sobi.com	2 | 2